Exhibit 99.6

Engine Gaming’s, Frankly Media and Aggregated Media Announce Partnership

Frankly initiates monetization of Aggregated Media’s A8 Esports Digital Linear Channel while maximizing target audience reach

NEW YORK, NY / ACCESSWIRE / October 3, 2022 / Frankly Media (“Frankly”), a digital publishing platform used to create, distribute and monetize content across all digital channels and wholly-owned subsidiary of Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME), today announced a partnership with Aggregated Media (“A8”), an esports and video game culture media company. The partnership enables Frankly to monetize A8’s content via their premium yield advertising services and maximize their audience reach through Frankly’s video streaming platform, mobile apps and OTT/CTV.

“We’ve been extremely impressed with Frankly’s highly skilled Programmatic Advertising and SaaS resources. The team is very hands on, helping us every step of the way. We’re also utilizing their video streaming and app platforms to assist our content creators to easily ingest and distribute our esports and gaming content to an ever-increasing esports and gaming audience,” commented Erik Reynolds, President of Aggregated Media.

Frankly Media offers an integrated suite of gaming, news and entertainment solutions that help its customers modernize their digital ecosystem, maximize their audience reach and engagement, and fully monetize their display, audio and video content. Frankly’s fully integrated solution suite includes premium yield advertising solutions that include ad sales, ad operations, audience insights and performance analytics, website/cms, video streaming for Live, VOD and FAST Channels, Mobile Apps, OTT/CTV Apps, and Audience Engagement widgets.

“Aggregated Media is a perfect partnership for the Engine Gaming & Media family. We are thrilled to be serving their team and are working hard to optimize the monetization of their content, maximize their audience reach and modernize their digital ecosystem,” offered Lou Schwartz, CEO, Engine Gaming & Media.

About Aggregated Media

Backed by Nations Ventures and Stadia Ventures (Spring 2022 Accelerator Program), Aggregated Media or A8 for short, is an esports content platform of 30+ Twitch, Youtube, podcast, and social media shows reaching more than 6.5 million unique esports fans that has solved the challenge of delivering the higher engagement of microinfluencers at the same scale as some of the biggest influencers in the world. A8 partners with world class content creators, esports teams, networks and tournament organizers to co-produce, broadcast, distribute and monetize content across multiple media platforms. For more information: info@aggregatedmedia.com.

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for creating, managing, publishing, and monetizing digital content to any device while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a ground-breaking online video platform for Live, VOD, and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, and native apps for iOS, Android, Apple TV, Fire TV, and Roku. The company is headquartered in New York, with offices in Atlanta. Frankly Media is a Subsidiary of Engine Media and Media, Inc.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

For more information, please contact:

Engine Gaming Investor Relations

Shannon Devine

MZ Group

Email: shannon.devine@mzgroup.us